UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Director/PDMR Shareholding, dated 27 March 2020

27 March 2020

Micro Focus International plc
(the "Company")

Shareholdings of directors and persons discharging managerial responsibility (PDMR)

The Company announces that it has been notified by Greg Lock, non-executive Chairman, that on 26 March 2020 he and his wife purchased in aggregate 238,500 ordinary shares in the Company.  Mr Lock already owns 60,000 ordinary shares and has purchased an additional 86,000 ordinary shares.  Mr Lock's wife, Rosemary Lock, already owns 140,000 ordinary shares and has purchased an additional 152,500 ordinary shares. This means Mr Lock has an interest in 438,500 ordinary shares in the Company.

The following notification below, made in accordance with the requirements of the EU Market Abuse Regulations gives further details.

1	Details of the person discharging managerial responsibilities
a)	Name	Greg Lock and Rosemary Lock
2	Reason for the notification
a)	Position/status	Greg Lock, Chairman (PDMR) and PCA to PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Micro Focus International plc
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 10 pence each GB00BJ1F4N75
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		368.39 pence 362.90 pence	172,000 66,500
d)	Aggregated information - Aggregated volume - Price	238,500 £874,959.30
e)	Date of the transaction	26 March 2020
f)	Place of the transaction	XLON

Enquiries:
Micro Focus
Tel: +44 (0)1635 32646
Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick
Tel: +44 (0) 20 7404 5959
MicroFocus@brunswickgroup.com
Sarah West
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 27 March 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer